Exhibit 99.1

MINISO Group Announces Pricing of Global Offering

GUANGZHOU, China, July 6, 2022 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO) (“MINISO,” “MINISO Group” or the “Company”), a global retailer offering a variety of design-led lifestyle products, today announced the pricing of its global offering (the “Global Offering”) of an aggregate of 41,100,000 ordinary shares of the Company. The Global Offering is comprised of a Hong Kong public offering (the “Hong Kong Public Offering”) and an international offering (the “International Offering”).

The final offer price for both the International Offering and the Hong Kong Public Offering (the “Offer Price”) has been set as HK$13.80 per share. Based on the ratio of four ordinary shares per NYSE-listed American depositary share (“ADS”), the Offer Price translates to approximately US$7.08 per ADS, based on an exchange rate of HK$7.7996 to US$1.00 as of the year end of 2021 for illustration purposes.

Subject to approval from The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), the ordinary shares of the Company are expected to begin trading on the Main Board of the Hong Kong Stock Exchange on or about Wednesday, July 13, 2022 under the stock code “9896.” The Global Offering is expected to close on the same day, subject to customary closing conditions.

The Company has granted an over-allotment option to the international underwriters, exercisable by the stabilizing manager on behalf of the international underwriters, until the 30th day from the day following the last day for lodging applications under the Hong Kong Public Offering, to purchase up to 6,165,000 additional ordinary shares of the Company at the Offer Price.

The net proceeds to the Company from the Global Offering, after deducting underwriting fees and the offering expenses payable by the Company, are expected to be approximately HK$475.7 million (assuming the over-allotment option is not exercised).The Company plans to use the net proceeds from the Global Offering for its store network expansion and upgrade, supply chain improvement and product development, strengthening its technology capabilities, continuing to invest in brand promotion and incubation, capital expenditures, and working capital and general corporate purposes.

Merrill Lynch (Asia Pacific) Limited, Haitong International Capital Limited and UBS Securities Hong Kong Limited (in alphabetical order) are the joint sponsors for the proposed Global Offering. Merrill Lynch (Asia Pacific) Limited, Haitong International Securities Company Limited and UBS AG Hong Kong Branch (in alphabetical order) act as the joint global coordinators for the proposed Global Offering. Merrill Lynch (Asia Pacific) Limited, Haitong International Securities Company Limited, UBS AG Hong Kong Branch and UBS Securities LLC (in relation to International Offering only) (in alphabetical order) are the joint bookrunners for the proposed Global Offering. Merrill Lynch (Asia Pacific) Limited, Haitong International Securities Company Limited, UBS AG Hong Kong Branch, UBS Securities LLC (in relation to International Offering only) (in alphabetical order), Futu Securities International (Hong Kong) Limited and GF Securities (Hong Kong) Brokerage Limited are the joint lead managers for the proposed Global Offering.

The International Offering is being made only by means of a prospectus supplement and the accompanying prospectus. The accompanying prospectus is included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2022, which automatically became effective upon filing. The automatic shelf registration statement on Form F-3 and the preliminary prospectus supplement dated June 29, 2022 are available on the SEC’s website at http://www.sec.gov. The final prospectus supplement will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, United States of America, Attention: Prospectus Department, by telephone at +1 (800) 294-1322 or by email at dg.prospectus_requests@bofa.com; Haitong International Securities Company Limited, 22/F, Li Po Chun Chambers, 189 Des Voeux Road Central, Hong Kong, Attention: Equity Capital Markets, or by telephone at +852-2848-4333 or by email at ecm@htisec.com; UBS Securities Hong Kong Limited, 52/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, Attention: Equity Capital Market, by telephone at +852 2971-8888 or by email at ol-gb+-project-h@ubs.com.

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong.

The price of the shares offered in the Global Offering may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) are contained in the prospectus of the Company dated June 30, 2022.

About MINISO Group

MINISO is a global retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Design, quality and affordability are at the core of every MINISO product it delivers, and the Company continually and frequently rolls out products of these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a store network worldwide. For more information, please visit https://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Source: MINISO Group Holding Limited

For further information: Raine Hu, Monlise Wang, MINISO Group Holding Limited,

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

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